Consolidated Financial Statements
(Expressed in Thousands of United States Dollars)

TAHOE RESOURCES INC.

Years Ended December 31, 2012 and 2011

March 7, 2013

Deloitte LLP
2800 - 1055 Dunsmuir Street
4 Bentall Centre
P.O. Box 49279
Vancouver BC V7X 1P4
Canada

Tel: 604-669-4466
Fax: 778-374-0496
www.deloitte.ca

Report of Independent Registered Chartered Accountants

To the Board of Directors and Shareholders of
Tahoe Resources Inc.

We have audited the accompanying consolidated financial statements of Tahoe Resources Inc. and subsidiaries (the “Company”), which comprise the consolidated balance sheet as at December 31, 2012, and the consolidated statements of operations and comprehensive loss, statement of cash flows, and statement of changes in equity for the year ended December 31, 2012, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audit is sufficient and appropriate to provide a basis for our audit opinion.

2

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Tahoe Resources Inc. and subsidiaries as at December 31, 2012 and their financial performance and cash flows for the year ended December 31, 2012 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Other Matter

The consolidated balance sheet as at December 31, 2011 and the consolidated statement of operations and comprehensive loss, statement of cash flows and statement of changes in equity for the year ended December 31, 2011 were audited by another auditor who issued an unqualified opinion on March 8, 2012.

/s/ Deloitte LLP

Independent Registered Chartered Accountants
March 7, 2013
Vancouver, Canada

KPMG LLP	Telephone	(604) 691-3000
Chartered Accountants	Fax	(604) 691-3031
PO Box 10426 777 Dunsmuir Street	Internet	www.kpmg.ca
Vancouver BC V7Y 1K3
Canada

INDEPENDENT AUDITORS’ REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Tahoe Resources Inc.

We have audited the accompanying consolidated financial statements of Tahoe Resources Inc., which comprise the consolidated balance sheet as at December 31, 2011, the consolidated statements of operations and comprehensive loss, changes in equity and cash flows for the year ended December 31, 2011, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audit is sufficient and appropriate to provide a basis for our audit opinion.

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity.
KPMG Canada provides services to KPMG LLP.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of Tahoe Resources Inc. as at December 31, 2011, and its results of operations and its consolidated cash flows for the year ended December 31, 2011 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Chartered Accountants

Vancouver, Canada

March 8, 2012

Consolidated Balance Sheets (Expressed in Thousands of United States Dollars)

		Year Ended	Year Ended
		December 31,	December 31,
	Notes	2012	2011
Assets
Current assets:
Cash and cash equivalents	(14)	$164,561	$349,837
Inventories		842	-
Other current assets		867	276
		166,270	350,113
Non-current assets:
Mineral property, land, plant	(4)	679,326	563,216
and equipment
Deposits		7,347	8,676
		686,673	571,892

Total Assets		$852,943	$922,005

Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable and accrued liabilities	(7)	$16,925	$9,209
Income tax payable	(16)	-	602
		16,925	9,811

Non-current liabilities:
Share appreciation rights liability	(6)	481	540
Other non-current liabilities		549	-
Reclamation provision	(5)	3,691	-
Total Liabilities		21,646	10,351

Shareholders’ equity:
Share capital	(6)	988,081	972,569
Reserve	(6)	13,845	16,261
Deficit		(170,629)	(77,176)
Total Shareholders' Equity		831,297	911,654
Total Liabilities and Shareholders' Equity		$852,943	$922,005

See accompanying notes to consolidated financial statements.

APPROVED BY THE DIRECTORS

“Dan Rovig”	“Kevin McArthur”
Dan Rovig	Kevin McArthur
Director	Director and Chief Executive Officer

March 7, 2013

Consolidated Statements of Operations and Comprehensive Loss (Expressed in Thousands of United States Dollars, Except Share and per Share Information)

		Year Ended	Year Ended
		December 31,	December 31,
	Notes	2012	2011
Operating expenses:
Escobal project expenses	(8)	$70,945	$39,564
Exploration	(9)	10,613	10,039
General and administrative expenses	(10)	19,021	19,092
Operating loss		(100,579)	(68,695)
Other Income and expenses:
Gain (loss) on foreign exchange		5,423	(4,000)
Interest income and other income		1,407	3,963
Loss on dispososition of mineral property, land, plant, and equipment		(15)	(3)
Other expenses		1	(25)
Loss before income tax		(93,763)	(68,760)
Income tax benefit (expense)	(15)	310	(406)
Loss for the year		(93,453)	(69,166)
Other comprehensive loss		-	-
Total comprehensive loss		$(93,453)	$(69,166)

Loss per share:
Basic and diluted loss per share		$(0.65)	$(0.48)
Weighted average number of shares outstanding - basic and diluted		144,634,768	142,798,309

See accompanying notes to consolidated financial statements.

March 7, 2013

Consolidated Statements of Cash Flows (Expressed in Thousands of United States Dollars)

		Year Ended	Year Ended
		December 31,	December 31,
	Notes	2012	2011
Cash provided by (used in):
Operations:
Loss for the year		$(93,453)	$(69,166)
Items not involving cash:
Depreciation		6,869	1,200
Loss on disposition of mineral property, land, plant and equipment		15	3
Share based payments	(6)	8,829	12,039
Foreign exchange (gain) loss		(5,423)	4,000
Interest income		(1,407)	(3,963)
Other, net		22	184
Changes in non-cash working capital and other:
Other current assets		(591)	(75)
Inventory		(842)	-
Accounts payable and accrued liabilities		(1,190)	5,888
Income tax payable		(602)	406
		(87,773)	(49,484)
Investing:
Interest received		1,407	3,963
Land acquisitions		(320)	(6,651)
Plant and equipment additions		(110,365)	(36,715)
Proceeds on disposition of mineral property, land, plant and equipment		-	10
Decrease (Increase) in deposits		1,330	(8,466)
Purchase of short-term investments		-	(161,902)
Redemption of short-term investments		-	161,902
		(107,948)	(47,859)
Financing:
Proceeds from issuance of common shares on exercise of underwriter warrants and stock options		5,022	15,311
Underwritten offering, net of issuance costs		-	(593)
		5,022	14,718
Effect of exchange rates on cash and cash equivalents		5,423	(4,000)

Decrease in cash and cash equivalents		(185,276)	(86,625)
Cash and cash equivalents, beginning of the year		349,837	436,462
Cash and cash equivalents, end of the year	(14)	$164,561	$349,837

See accompanying notes to consolidated financial statements.

March 7, 2013

Consolidated Statement of Changes in Equity (Expressed in Thousands of United States Dollars, Except per Share Information) Years Ended December 31, 2012 and 2011

		Number	Share
	Notes	of Shares	Capital	Reserves	Deficit	Total
Balance December 31, 2010		140,874,637	$951,135	$11,934	$(8,010)	$955,059
Shares issued for cash:
Underwriters Warrants exercised at CAN$6.00 per share		2,185,420	17,808	(4,417)	-	13,391
Exercise of stock options		290,000	2,668	(746)	-	1,922
Underwritten offering at CAN$ 14.10 per share net of issuance costs		-	(25)	-	-	(25)
Shares issued under Restricted Share Award (RSAs) compensation plan		35,000	728	-	-	728
Shares issued under Deferred Share Award (DSAs) compensation plan		42,000	255	(255)	-	-
Share based payments		-	-	9,745	-	9,745
Total comprehensive loss for the year		-	-	-	(69,166)	(69,166)
Balance December 31, 2011		143,427,057	972,569	16,261	(77,176)	911,654
Shares issued for cash:
Underwriters Warrants exercised at CAN$6.00 per share	(6)	561,440	4,391	(1,133)	-	3,258
Exercise of stock options	(6)	267,707	2,497	(733)	-	1,764
Shares issued under RSA compensation plan	(6)	35,000	635	-	-	635
Shares issued under DSA compensation plan	(6)	1,274,000	7,989	(7,989)	-	-
Share based payments		-	-	7,439	-	7,439
Total comprehensive loss for the year		-	-	-	(93,453)	(93,453)
Balance December 31, 2012		145,565,204	$988,081	$13,845	$(170,629)	$831,297

See accompanying notes to consolidated financial statements.

March 7, 2013

Notes to Consolidated Financial Statements (Expressed in Thousands of United States Dollars, Except per Share Information) Years Ended December 31, 2012 and 2011

1.	Operations:

Tahoe Resources Inc. was incorporated under the Business Corporations Act (British Columbia) on November 10, 2009. These consolidated financial statements include the accounts of Tahoe Resource Inc. and its subsidiaries (together referred to as the “Company”). Its principal business activity is the acquisition, exploration and development of mineral properties in the Americas for the mining of precious metals.

The Company’s registered office is at 1500 Royal Centre, 1055 West Georgia Street, P.O. Box 11117, Vancouver, BC V6E 4N7, Canada.

2.	Significant accounting policies:

	a)	Basis of presentation and statement of compliance:

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) effective as of December 31, 2012.

These consolidated financial statements have been prepared on a historical cost basis. The consolidated financial statements are presented in United States dollars (US$), which is the Company’s and all of its subsidiaries’ functional currency. Certain values are presented in Canadian dollars and described as CAN$.

Effective for the year ended December 31, 2011, the Company changed the classification of expenses within its statement of operations from the nature form to the function form. Upon a review of the presentation of the financial statements and given the evolving nature of the Escobal Project, management has concluded that the function form is more relevant to users of the financial statements and provides reliable information. Additional information required to be disclosed on the nature of expenses because of the use of the function form is provided in notes 8, 9 and 10. Certain other prior year balances have been re-classified to conform to the current year presentation.

The Board of Directors authorized issuance of the consolidated financial statements on March 7, 2013.

	b)	Basis of consolidation:

The financial statements of the subsidiaries controlled by the Company are included in the consolidated financial statements from the date that control commences until the date that control ceases. “Control” is achieved where the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

Intra-Company balances, transactions, income and expenses arising from Intra- Company transactions, are eliminated in full on consolidation.

March 7, 2013

Notes to Consolidated Financial Statements (Expressed in Thousands of United States Dollars, Except per Share Information) Years Ended December 31, 2012 and 2011

2.	Significant accounting policies (continued):

c)	Foreign currency:

Transactions in currencies other than the functional currency are recorded at the rates of exchange prevailing on the dates of the transactions. At the end of each reporting period, monetary assets and liabilities that are denominated in foreign currencies are translated at the rates prevailing at that date. Non-monetary items that are measured in terms of historical cost in the foreign currency are not re-translated.

d)	Non-derivative financial assets:

The Company has only one classification of non-derivative financial assets being loans and receivables.

The Company Initially recognizes loans and receivables and deposits on the date that they originated.

The Company no longer recognizes the financial assets when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred. Any interest in transferred financial assets that is created or retained by the Company is recognized as a separate asset or liability.

Financial assets with fixed or determinable payments in an active market are classified as loans and receivables. Such assets are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition loans and receivables are measured at amortized cost using the effective interest method, less any impairment losses.

Loans and receivables comprise other receivables and cash and cash equivalents. Cash and cash equivalents comprise cash balances and deposits with maturities of 90 days or less and Guarantee Investment Certificates (GICs) callable on demand.

e)	Share capital:

Common shares are classified as equity. Incremental costs directly attributable to the issue of common shares are recognized as a deduction from equity, net of any tax effects.

f)	Share based payments:

Share based compensation arrangements in which the Company receives goods or services as consideration for its own equity instruments are accounted for as equity settled share based payment transactions. If the fair value of the goods or services received cannot be estimated reliably, the share based payment transaction is measured at the fair value of the equity instruments granted at the date the Company receives the goods or the services.

March 7, 2013

Notes to Consolidated Financial Statements (Expressed in Thousands of United States Dollars, Except per Share Information) Years Ended December 31, 2012 and 2011

2.	Significant accounting policies (continued):

The fair value of share options on the date of the grant to key management personnel, senior employees, and consultants is recognized as an expense, with a corresponding increase in equity, over the period that the optionee becomes unconditionally entitled to the options. The amount recognized as an expense is adjusted to reflect the actual number of share options for which the related service and vesting conditions are met.

The amount payable in respect of share appreciation rights (SARs), which are settled in cash, is recognized as an expense with a corresponding increase in liabilities over the period that the rights are exercisable. The liability is measured at each reporting date and at settlement date using the Black-Scholes option pricing model. Any changes in the fair value of the liability are recognized in profit or loss for the period.

g)	Exploration and evaluation assets:

The cost of exploration and evaluation assets acquired through a business combination or an asset acquisition are capitalized, as are expenditures incurred for the acquisition of land and surface rights. All other exploration and evaluation expenditures are expensed as incurred, including those incurred before the Company has obtained the legal rights to explore an area of interest.

Capitalized exploration and evaluation costs are classified as mineral property within mineral property, land, plant and equipment.

General and administrative costs are expensed as incurred.

h)	Inventories

Inventories are valued at the lower of average cost and net realizable value.

i)	Mineral property, land, plant and equipment:

Development expenditures directly attributable to a mineral property for which technical feasibility and commercial viability of the extraction of mineral resources has been demonstrated are capitalized as incurred. Currently underground development costs are expensed until the exploitation permit is awarded, as there is no assurance that these costs will have future benefits.

Mineral property, land, plant and equipment values are carried at cost, less accumulated depreciation and accumulated impairment losses.

Cost consists of the purchase price, any costs directly attributable to bringing the asset to the location and condition necessary for its intended use and an initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

Capitalized mineral property costs will be depleted using the unit of production (UOP) method commencing with commercial production.

March 7, 2013

Notes to Consolidated Financial Statements (Expressed in Thousands of United States Dollars, Except per Share Information) Years Ended December 31, 2012 and 2011

2.	Significant accounting policies (continued):

For all other assets depreciation is recognized in profit or loss on a straight line basis over the estimated useful lives of each part of an item (component), since this most closely reflects the expected pattern of consumption of economic benefits embodied in the asset. The estimated useful lives for assets and components that are depreciated on a straight line basis range from 2 to 12 years.

Depreciated Items	Useful Life
Computer equipment & software	2 years
Vehicles	3-5 years
Mining equipment	2-12 years
Mineral property, land and plant	UOP

Assets under construction are capitalized as construction-in-progress. The cost of construction-in-progress comprises its purchase price and any costs directly attributable to bringing it into working condition for its intended use. Construction in-progress is not depreciated. Depreciation commences once the asset is complete and available for use.

If it is determined that the deferred costs related to a property are not recoverable over its productive life, those costs will be written down to the higher of the value in use or fair value less costs to sell. Impairment write downs are charged to profit or loss in the period such a determination is made.

Equipment is written-off upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on disposal of the asset, determined as the difference between the net disposal proceeds and the carrying amount of the asset, is recognized in profit or loss.

j)	Impairment:

At the end of each reporting period the Company reviews whether there is any indication that the assets are impaired. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any. The recoverable amount is the higher of fair value less costs to sell and value in use. Fair value is determined as the amount that would be obtained from the sale of the asset in an arm’s length transaction between knowledgeable and willing parties. In assessing value in use, the estimated future cash flows are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and the impairment loss is recognized in the profit or loss for the period. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash generating unit to which the asset belongs.

March 7, 2013

Notes to Consolidated Financial Statements (Expressed in Thousands of United States Dollars, Except per Share Information) Years Ended December 31, 2012 and 2011

2.	Significant accounting policies (continued):

Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash generating unit) is increased to the revised estimate of its recoverable amount, but to an amount that does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years. A reversal of an impairment loss is recognized immediately in profit or loss.

k)	Provision for site reclamation and asset decommissioning:

The Company recognizes a liability for site closure and reclamation costs in the period in which it is incurred if a reasonable estimate of costs can be made. The Company records the present value of estimated future cash flows associated with site closure and reclamation as a liability when the liability is incurred and increases the carrying value of the related assets for that amount. Subsequently, these capitalized costs are amortized over the life of the related assets. At the end of each reporting period, the liability is increased to reflect the passage of time (accretion expense) and changes in the estimated future cash flows underlying any initial estimates (additional reclamation provision).

l)	Income taxes:

Income tax on the profit or loss for the period presented comprises current and deferred tax. Income tax is recognized in profit or loss in the statements of operations except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.

Current tax expense is the expected tax payable on the taxable income for the period, using tax rates enacted or substantively enacted at period end, adjusted for amendments to tax payable with regards to previous years.

Deferred tax is provided using the balance sheet liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for temporary differences which arise on the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting, nor taxable profit or loss. The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the balance sheet reporting date.

A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent it is no longer probable that the related tax benefit will be realized.

March 7, 2013

Notes to Consolidated Financial Statements (Expressed in Thousands of United States Dollars, Except per Share Information) Years Ended December 31, 2012 and 2011

2.	Significant accounting policies (continued):

	m)	Non-derivative financial liabilities:

The Company has the following non-derivative financial liabilities: accounts payable, accrued liabilities and non-current SARs liability. Such financial liabilities are recognized initially at fair value net of any directly attributable transaction costs. Subsequent to initial recognition, these financial liabilities are measured at amortized cost using the effective interest method.

	n)	Loss per share:

The Company presents basic and diluted loss per share (“LPS”) data for its common shares. Basic LPS is calculated by dividing loss attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the year.

Diluted LPS is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted average number of common shares outstanding for the effects of all dilutive potential common shares, which comprise share options and warrants to purchase shares. Diluted LPS equals basic LPS for the years presented as all potential shares are anti-dilutive.

	o)	Use of estimates and judgments:

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, contingent liabilities, income and expenses. Actual results could differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in future periods affected.

Information about critical judgments and estimates in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements are included in the following notes:

Note 4 – Mineral property, land, plant and equipment;
Note 5 – Reclamation provision;
Note 6 – Share based payments; and
Note 16 – Income tax.

p)	New standards and interpretations not yet adopted:

A number of new IFRS standards, and amendments to standards and interpretations, are not yet effective for the period ended December 31, 2012, and have not been applied in preparing these consolidated financial statements. None of these standards are expected to have a significant effect on the consolidated financial statements of the Company.

March 7, 2013

Notes to Consolidated Financial Statements (Expressed in Thousands of United States Dollars, Except per Share Information) Years Ended December 31, 2012 and 2011

2.	Significant accounting policies (continued):

Accounting standards effective January 1, 2012

Financial instruments disclosure

In October 2010, the IASB issued amendments to IFRS 7 - Financial Instruments: Disclosures that improve the disclosure requirements in relation to transferred financial assets. The amendments are effective for annual periods beginning on or after July 1, 2011, with earlier application permitted. The Company has adopted this amendment without any impact on its consolidated financial statements.

Income taxes

In December 2010, the IASB issued an amendment to IAS 12 - Income Taxes which provides a practical solution to determining the recovery of investment properties as it relates to the accounting for deferred income taxes. This amendment is effective for annual periods beginning on or after July 1, 2011, with earlier application permitted. The Company has adopted this amendment without any impact on its consolidated financial statements.

Accounting standards effective January 1, 2013

Consolidation

In May 2011, the IASB issued IFRS 10 - Consolidated Financial Statements (“IFRS 10”), which supersedes SIC 12 - Consolidation - special purpose entities and the requirements relating to consolidated financial statements in IAS 27-Consolidated and Separate Financial Statements. IFRS 10 is effective for annual periods beginning on or after January 1, 2013, with earlier application permitted. IFRS 10 establishes control as the basis for an investor to consolidate its investees and defines control as an investor’s power over an investee with exposure, or rights, to variable returns from the investee and the ability to affect the investor’s returns through its power over the investee.

In addition, the IASB issued IFRS 12 - Disclosure of Interests in Other Entities (“IFRS 12”) which combines and enhances the disclosure requirements for the Company’s subsidiaries, joint arrangements, associates and unconsolidated structured entities. The requirements of IFRS 12 include enhanced reporting of the nature of risks associated with the Company’s interests in other entities, and the effects of those interests on the Company’s consolidated financial statements. The Company does not anticipate the application of IFRS 10 and IFRS 12 to have a significant impact on its consolidated financial statements.

March 7, 2013

Notes to Consolidated Financial Statements (Expressed in Thousands of United States Dollars, Except per Share Information) Years Ended December 31, 2012 and 2011

2.	Significant accounting policies (continued):

Joint arrangements

In May 2011, the IASB issued IFRS 11 - Joint Arrangements (“IFRS 11”), which supersedes IAS 31 - Interests in Joint Ventures and SIC 13 - Jointly Controlled Entities - Non-Monetary Contributions by Venturers. IFRS 11 is effective for annual periods beginning on or after January 1, 2013, with earlier application permitted. Under IFRS 11, joint arrangements are classified as joint operations or joint ventures based on the rights and obligations of the parties to the joint arrangements. A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement (“joint operators”) have rights to the assets, and obligations for the liabilities, relating to the arrangement. A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement (“joint venturers”) have rights to the net assets of the arrangement. IFRS 11 requires that a joint operator recognize its portion of assets, liabilities, revenues and expenses of a joint arrangement, while a joint venture recognizes its investment in a joint arrangement using the equity method. The Company has adopted this amendment as of January 1, 2013, without any impact on its consolidated financial statements.

Fair value measurement

In May 2011, as a result of the convergence project undertaken by the IASB with the US Financial Accounting Standards Board to develop common requirements for measuring fair value and for disclosing information about fair value measurements, the IASB issued IFRS 13 - Fair Value Measurement (“IFRS 13”). IFRS 13 is effective for annual periods beginning on or after January 1, 2013, with earlier application permitted. IFRS 13 defines fair value and sets out a single framework for measuring fair value which is applicable to all IFRSs that require or permit fair value measurements or disclosures about fair value measurements. IFRS 13 requires that when using a valuation technique to measure fair value, the use of relevant observable inputs should be maximized while unobservable inputs should be minimized. The Company does not anticipate the application of IFRS 13 to have a significant impact on its consolidated financial statements.

Financial statement presentation

In June 2011, the IASB issued amendments to IAS 1 - Presentation of Financial Statements (“IAS 1”) that require an entity to group items presented in the statement of other comprehensive income on the basis of whether they may be reclassified to profit or loss subsequent to initial recognition. For those items presented before tax, the amendments to IAS 1 also require that the tax related to the two separate groups be presented separately. The amendments to IAS 1 are effective for annual periods beginning on or after July 1, 2012, with earlier application permitted. The Company has adopted this amendment as of January 2013, without any impact on its consolidated financial statements.

March 7, 2013

Notes to Consolidated Financial Statements (Expressed in Thousands of United States Dollars, Except per Share Information) Years Ended December 31, 2012 and 2011

2.	Significant accounting policies (continued):

Employee benefits

In June 2011, the IASB issued amendments to IAS 19 - Employee Benefits (“IAS 19”) that introduced significant changes to the accounting for defined benefit plans and other employee benefits. The amendments include elimination of the options to defer or recognize in full in profit or loss actuarial gains and losses and instead mandates the immediate recognition of all actuarial gains and losses in other comprehensive income. The amended IAS 19 also requires calculation of net interest on the net defined benefit liability or asset using the discount rate used to measure the defined benefit obligation.

In addition, other changes incorporated into the amended standard include changes made to the date of recognition of liabilities for termination benefits and changes to the definitions of short-term employee benefits and other long-term employee benefits which may impact on the classification of liabilities associated with those benefits.

The amendments to IAS 19 are effective for annual periods beginning on or after January 1, 2013, with earlier application permitted. The Company does not anticipate the amendments to IAS 19 to have a significant impact on its consolidated financial statements.

Accounting standards effective January 1, 2015

Financial instruments

The IASB intends to replace IAS 39 - Financial Instruments: Recognition and Measurement (“IAS 39”) in its entirety with IFRS 9 - Financial Instruments (“IFRS 9”) in three main phases. IFRS 9 will be the new standard for the financial reporting of financial instruments that is principles-based and less complex than IAS 39. In November 2009 and October 2010, phase 1 of IFRS 9 was issued and amended, respectively, which addressed the classification and measurement of financial assets and financial liabilities. IFRS 9 requires that all financial assets be classified as subsequently measured at amortized cost or at fair value based on the Company’s business model for managing financial assets and the contractual cash flow characteristics of the financial assets. Financial liabilities are classified as subsequently measured at amortized cost except for financial liabilities classified as at FVTPL, financial guarantees and certain other exceptions. IFRS 9 is effective for annual periods beginning on or after January 1, 2015.

The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

March 7, 2013

Notes to Consolidated Financial Statements (Expressed in Thousands of United States Dollars, Except per Share Information) Years Ended December 31, 2012 and 2011

3.	Capital management:

The Company’s policy is to maintain a strong capital base so as to maintain investor, creditor and market confidence and to sustain future development of the business. The Company seeks to maintain a balance between the higher returns that might be possible with higher levels of borrowings and the advantages and security afforded by a sound capital position. The capital structure of the Company consists of common equity, comprising share capital and reserves, net of accumulated deficit.

There were no changes in the Company’s approach to capital management during the year.

The Company is not subject to any externally imposed capital requirements.

4.	Mineral property, land, plant and equipment:

	Plant and	Mineral		Construction
	equipment	Property	Land	in Progress	Total
Cost
Balance December 31, 2010	$917	$500,194	$20,340	$-	521,451$
Additions	16,221	-	6,651	20,124	42,996
Disposal	(15)	-	-	-	(15)
Balance December 31, 2011	17,123	500,194	26,991	20,124	564,432
Additions	23,183	3,668	320	95,823	122,994
Disposals	(20)	-	-	-	(20)
Balance December 31, 2012	$40,286	$503,862	$27,311	$115,947	687,406$

Accumulated Depreciation
Balance December 31, 2010	$(19)	$-	$-	$-	$(19)
Additions	(1,200)	-	-	-	(1,200)
Disposals	3	-	-	-	3
Balance December 31, 2011	(1,216)	-	-	-	(1,216)
Additions	(6,869)	-	-	-	(6,869)
Disposals	5	-	-	-	5
Balance December 31, 2012	$(8,080)	$-	$-	$-	$(8,080)

Carrying Amounts
December 31, 2011	$15,907	$500,194	$26,991	$20,124	563,216$
December 31, 2012	$32,206	$503,862	$27,311	$115,947	679,326$

March 7, 2013

Notes to Consolidated Financial Statements (Expressed in Thousands of United States Dollars, Except per Share Information) Years Ended December 31, 2012 and 2011

5.	Reclamation provision:

The Company’s environmental permit requires that it reclaim any land it disturbs during mine development, construction and operations. Although the timing and the amount of the actual expenditures are uncertain, the Company has estimated, with third-party assistance, the present value of the future reclamation obligation arising from its activities to December 31, 2012 to be $3,691. The present value of the future reclamation obligation assumes a discount rate of 2.30%, an inflation rate of 2.87%, an undiscounted amount to settle the obligation of $5,689, and the commencement of reclamation activities in 18 years.

	Year Ended	Year Ended
	December 31,	December 31,
	2012	2011
Balance, beginning of the year	$-	$-
Liabilities incurred in the year	3,668	-
Accretion expense	23	-
Balance, end of the year	$3,691	$-

6.	Share-based payments:

Description of the share-based compensation arrangements

The Company’s equity compensation plans are designed to attract and retain individuals and to reward them for current and expected future performance. As at December 31, 2012 and 2011, the Company has the following share-based payment arrangements:

Share Plan Options (equity settled options)

The Company has established a Share Plan program that entitles key management personnel, senior employees, and consultants to purchase shares in the Company. Under the terms of this program, options are exercisable at the market close price of the shares on the day prior to the date of grant. The options vest based on service-related vesting terms set by the Compensation Committee of the Board of Directors.

The number and weighted average exercise price of share options as at December 31, 2012 and 2011 is as follows:

March 7, 2013

Notes to Consolidated Financial Statements (Expressed in Thousands of United States Dollars, Except per Share Information) Years Ended December 31, 2012 and 2011

	Weighted average	Number
	exercise price CAN$	of options
Outstanding at December 31, 2010	6.93	2,547,500
Granted	18.00	432,000
Exercised	6.69	(290,000)
Expired	-	-
Forfeited	-	-
Outstanding at December 31, 2011	8.84	2,689,500
Granted	20.34	135,000
Exercised	6.85	(267,707)
Expired	-	-
Forfeited	14.65	(22,000)
Outstanding at December 31, 2012	9.61	2,534,793

Exercisable at December 31, 2011	7.09	1,505,000
Exercisable at December 31, 2012	7.44	1,990,793

The following table summarizes information about share options outstanding and exercisable at December 31, 2012.

			Weighted	Weighted		Weighted	Weighted
		Outstanding	Av erage	Average	Exercisable	Average	Average
		at Dec 31,	Exercise Price	Remaining	at Dec 31,	Exercise Price	Remaining
Grant Date	Expiry date	2012	CAN$	Life	2012	CAN$	Life
Jun-10	Jun-15	1,727,793	6.4	2.44	1,727,793	6.4	2.44
Nov-10	Nov-15	202,000	11.15	2.86	122,000	11.15	2.86
Dec-10	Dec-15	50,000	14.8	2.94	30,000	14.8	2.94
Mar-11	Mar-16	333,000	17.56	3.18	111,000	17.56	3.18
May-11	May-16	87,000	19.74	3.34	-	-	-
Jan-12	Jan-17	12,000	18.77	4.03	-	-	-
Mar-12	Mar-17	69,000	21.68	4.19	-	-	-
May-12	May-17	12,000	17.04	4.41	-	-	-
Nov-12	Nov-17	30,000	20.10	4.87	-	-	-
Nov-12	Nov-17	12,000	18.14	4.89	-	-	-
		2,534,793	9.61	2.72	1,990,793	7.44	2.52

The following table outlines share options granted to key management personnel, senior employees, and consultants, during the years ended December 31, 2012 and 2011. These share options vest in three equal tranches with the first tranche vesting on the first anniversary, the second on the second anniversary, and the third on the third anniversary. These options expire five years after the grant date.

March 7, 2013

Notes to Consolidated Financial Statements (Expressed in Thousands of United States Dollars, Except per Share Information) Years Ended December 31, 2012 and 2011

6.	Share-based payments (continued):

Grant Date	Shares Granted	CAN$	First Vest Date	Expiry Date
March 3, 2011	345,000	$17.56	3-Mar-12	3-Mar-16
May 3, 2011	87,000	$19.74	3-May-12	3-May-16
January 9, 2012	12,000	$18.77	9-Jan-13	9-Jan-17
March 8, 2012	69,000	$21.68	8-Mar-13	8-Mar-17
May 28, 2012	12,000	$17.04	28-May-13	28-May-17
November 12, 2012	30,000	$20.10	12-Nov-13	12-Nov-17
November 19, 2012	12,000	$18.14	19-Nov-13	19-Nov-17

During the year ended December 31, 2011, 290,000 share options were exercised and the cash proceed was $1,922.

During the year ended December 31, 2012, 267,707 share options were exercised and the cash proceeds received was $1,764. During the same period 22,000 share options were forfeited and $106 was charged to share based payments.

For the years ended December 31, 2012 and 2011, the Company has recorded $2,455 and $4,597, respectively, of compensation expense relating to the Share Plan Options.

Share Plan Awards (equity-settled awards)

The Share Plan permits Deferred Share Awards (DSAs and Restricted Share Awards (RSAs) to be issued to key management personnel and senior employees. Under the Share Plan, key management personnel and senior employees are issued shares in the Company at no exercise price. The DSAs vest based on service-related vesting terms set by the Compensation Committee of the Board of Directors. Under the Share Plan, DSAs entitle the holder upon vesting to a common share at no exercise price. Compensation cost for DSAs and RSAs is measured based on the closing price of the stock one day prior to the grant date.

The DSAs vesting conditions are in three equal tranches beginning on the first anniversary year of the grant date. The RSAs vest immediately on the grant date.

The number of share awards as at December 31, 2012 and 2011 is as follows:

Number of
share awards
Outstanding at December 31, 2010	1,306,000
Granted	191,000
Shares issued	(77,000)
Outstanding at December 31, 2011	1,420,000
Granted	259,000
Shares issued	(1,309,000)
Outstanding at December 31, 2012	370,000

March 7, 2013

Notes to Consolidated Financial Statements (Expressed in Thousands of United States Dollars, Except per Share Information) Years Ended December 31, 2012 and 2011

6.	Share-based payments (continued):

The following table outlines DSAs and RSAs granted to key management personnel, senior employees, and consultants, during the years ended December 31, 2012 and 2011. The DSAs vest in three equal tranches with the first tranche vesting on the first anniversary, the second on the second anniversary, and the third on the third anniversary. The RSAs vested immediately on the grant date and the respective shares were issued on the same date.

Grant Date	Shares Granted	DSAs/RSAs	CAN$	First Vest Date
March 3, 2011	156,000	DSAs	$17.56	3-Mar-12
May 3, 2011	35,000	RSAs	$19.74	3-May-11
March 8, 2012	224,000	DSAs	$21.68	8-Mar-13
May 8, 2012	35,000	RSAs	$18.16	8-May-12

On March 3, 2012, 52,000 DSAs vested and the shares were issued to the recipients under the provisions of the Share Plan and $937 was transferred to share capital from share based payments reserve.

On June 8, 2012, 1,180,000 DSAs vested and the shares were issued to the recipients under the provisions of the Share Plan and $6,797 was transferred to share capital from share based payments reserve.

On June 10, 2012, 42,000 DSAs vested and the shares were issued to the recipients under the provisions of the Share Plan and $255 was transferred to share capital from share based payments reserve.

For the years ended December 31, 2012 and 2011, the Company has recorded $5,619 and $5,877, respectively, of compensation expense relating to DSAs and RSAs.

SARs (cash-settled)

The Company grants SARs to employees that entitle the employees to a cash payment. The amount of the cash payment is determined based on the difference between the strike price and the share price of the Company at the closing price on the exercise date.

During the years ended December 31, 2012 and 2011, the Company awarded 60,000 and 72,500 SARs, respectively, to employees. The SARs have a term of five years from the award date and vest in five equal tranches with the first tranche vesting immediately, the second on the first anniversary, the third on the second anniversary, the fourth on the third anniversary, and the fifth on the fourth anniversary of the grant date. Prior to settlement, unvested and vested SARs are valued using the Black-Scholes Model.

March 7, 2013

Notes to Consolidated Financial Statements (Expressed in Thousands of United States Dollars, Except per Share Information) Years Ended December 31, 2012 and 2011

6.	Share-based payments (continued):

Number of SARs
Outstanding at December 31, 2010	255,000
Issued	72,500
Exercised	(10,300)
Cancelled	(16,000)
Outstanding at December 31, 2011	301,200
Issued	60,000
Exercised	(19,275)
Cancelled	(15,000)
Outstanding at December 31, 2012	326,925
Exercisable on December 31, 2011	102,200
Exercisable on December 31, 2012	147,425

During the years ended December 31, 2012 and 2011, vested SARs had a weighted average intrinsic value of $8.84 and $9.53 per share, respectively.

During the years ended December 31, 2012 and 2011, the Company recognized SARs short-term liability of $2,322 and $1,691, which is shown in accounts payable and accrued liabilities on the balance sheet, and long-term liability of $481 and $540, respectively.

During the years ended December 31, 2012 and 2011, the Company has recorded $786 and $1,565, respectively, in compensation expenses relating to SARs.

The following table shows SARs grant date and outstanding at December 31, 2012.

	Number /	Exercised
Grant Date	issued	cancelled	Remaining	Vested	Exercisable
July 1, 2010	152,000	(33,000)	119,000	69,000	69,000
September 1, 2010	20,000	-	20,000	12,000	12,000
September 20, 2010	10,000	-	10,000	6,000	6,000
November 1, 2010	55,000	(575)	54,425	32,425	32,425
November 10, 2010	20,000	(14,000)	6,000	2,000	2,000
January 17, 2011	15,000	(15,000)	-	-	-
February 1, 2011	20,000	-	20,000	8,000	8,000
July 1, 2011	27,500	-	27,500	11,000	11,000
October 3, 2011	10,000	-	10,000	4,000	4,000
January 19, 2012	20,000	-	20,000	4,000	-
April 5, 2012	10,000	-	10,000	2,000	-
May 21, 2012	10,000	-	10,000	2,000	2,000
July 16, 2012	5,000	-	5,000	1,000	1,000
October 16, 2012	10,000	-	10,000	2,000	-
November 12, 2012	5,000	-	5,000	1,000	-
December 31, 2012	389,500	(62,575)	326,925	156,425	147,425

March 7, 2013

Notes to Consolidated Financial Statements (Expressed in Thousands of United States Dollars, Except per Share Information) Years Ended December 31, 2012 and 2011

6.	Share-based payments (continued):

Underwriter warrants (equity-settled)

As part of the Underwriters’ compensation for assistance in the Initial Public Offering (“IPO”) of the Company, the Underwriters received warrants equivalent to 5.5% of the common shares issued as part of the IPO including common shares issued on exercise of the over-allotment option. The warrants had an exercise period of 24 months from the date of the IPO and the date of exercise of the over-allotment option. On June 8, and June 17, 2010, the Company granted Underwriter warrants to purchase common shares in the amount of 3,190,000 and 319,000, respectively.

The warrants outstanding at December 31, 2011, have a weighted average exercise price of CAN$6.00 per share and a weighted average contractual life of two years from the grant date.

During the years ended December 31, 2012 and 2011, warrants to purchase 561,440 and 2,185,420 common shares were exercised, resulting in cash proceeds of $3,258 and $13,391, respectively. As at December 31, 2012, the Company does not have any warrants outstanding.

As at December 31, 2012 and 2011, the outstanding balance of warrants to purchase common shares was respectively, as follows:

			Warrants		Warrants		Warrants
			Outstanding		Outstanding		Outstanding
Issue	Price	Expiry	at Dec. 31,		at Dec. 31,		at Dec. 31,
Date	CAN$	Date	2010	Exercised	2011	Exercised	2012
06/08/10	$6.00	06/08/12	2,478,900	(1,968,500)	510,400	(510,400)	-
06/17/10	$6.00	06/17/12	267,960	(216,920)	51,040	(51,040)	-
			2,746,860	(2,185,420)	561,440	(561,440)	-

Inputs for measurement of grant date fair values

The grant date fair values of share options were measured based on the Black-Scholes Model. Due to the lack of historic information, the expected volatility was estimated by considering the historic average share price volatility from another company with similar assets.

The fair value of SARs (cash settled) has been re-measured at December 31, 2012. Expected volatility, interest rate and share price have been updated; changes in the fair value are recognized in profit or loss during the period.

The fair value of the Underwriter warrants were measured based on the Black-Scholes Model.

March 7, 2013

Notes to Consolidated Financial Statements (Expressed in Thousands of United States Dollars, Except per Share Information) Years Ended December 31, 2012 and 2011

6.	Share-based payments (continued):

The inputs used in the measurement of the fair values (CAN) at grant date of the share- based payment plan are the following:

Fair value of share options	Share Option Program		SARs (cash-settled)
and assumptions	(equity-settled)
(Weighted Average)	2012	2011	2012	2011
Share price at grant date	$20.50	$17.76	$18.56	$15.94
Exercise price	$20.34	$18.69	$18.88	$10.00
Expected volatility	54%	60%	54%	55%
Expected life of options	5	5	5	5
Expected dividend yield	-	-	-	-
Risk-free interest rate	1.44%	1.39%	1.39%	1.27%
Fair value at grant date	$9.83	$9.57	$8.74	$8.26

7.	Accounts payable and accrued liabilities:

	December 31,	December 31,
	2012	2011
Accounts payable and accrued liabilities	$12,734	$5,413
Accrued payroll and related benefits	1,869	2,105
Share appreciation rights, current portion	2,322	1,691
	$16,925	$9,209

8.	Escobal project expenses:

	Year Ended	Year Ended
	December 31,	December 31,
	2012	2011
Salaries, wages and benefits	$8,449	$3,199
Share based payments	849	1,299
General site infrastructure	6,304	10,062
Mine infrastructure	25,664	14,468
Engineering and design	2,351	2,007
Mine administration	19,135	5,423
Environmental expenses	785	590
Sustainable development	539	1,316
Depreciation	6,869	1,200
	$70,945	$39,564

March 7, 2013

Notes to Consolidated Financial Statements (Expressed in Thousands of United States Dollars, Except per Share Information) Years Ended December 31, 2012 and 2011

9.	Exploration:

	Year Ended	Year Ended
	December 31,	December 31,
	2012	2011
Salaries, wages and benefits	$1,260	$1,428
Drilling	6,648	6,952
Assays	569	513
Other field supplies	2,136	1,146
	$10,613	$10,039

10.	General and administration expenses:

	Year Ended	Year Ended
	December 31,	December 31,
	2012	2011
Salaries, wages and benefits	$6,104	$5,196
Share based payments	8,011	10,740
Other general & administrative expenses	4,906	3,156
	$19,021	$19,092

11.	Subsidiaries

	Incorporated	Place of	Ownership	Principal
Name of Subsidiary	/Acquired	Incorporation	Percentage	Activity
Tahoe Resources USA Inc.	2-Feb-10	Nevada, USA	100%	Services
Tahoe Swiss AG	20-May-10	Switzerland	100%	Services
Escobal Resources Holding Limited	8-Jun-10	Barbados	100%	Services
Minera San Rafael, S.A.	8-Jun-10	Guatemala	100%	Operations

12.	Segment information

The Company conducts its business as a single operating segment, being the principal business activity the acquisition, exploration and development of mineral properties in the Americas for the mining of precious metals. All mineral properties, land, plant and equipment are situated in Guatemala. Substantially all of the cash and cash equivalents are situated in Canada.

March 7, 2013

Notes to Consolidated Financial Statements (Expressed in Thousands of United States Dollars, Except per Share Information) Years Ended December 31, 2012 and 2011

13.	Related parties

Related party transactions, in addition to related party transactions described elsewhere in these financial statements, include the following:

(a) Key management personnel compensation:

In addition to their salaries, key management personnel, including the board of directors, the chief executive officer, vice presidents and department managers, also participate in the Company’s Share Plan (see note 6).

Key management personnel compensation comprised:

	Year Ended	Year Ended
	December 31,	December
	2012	31,2011
Short-term employee benefits	$5,300	$2,469
Share-based payments	7,637	9,603
	$12,937	$12,072

(b)	Transactions with entity with significant influence over the Company:

Goldcorp holds a 40% interest in the Company’s publicly traded shares on a fully-diluted basis. There were no related-party transactions in 2012 and 2011 with Goldcorp.

14.	Financial risk management

Overview

The Company has exposure to the following risks from its use of financial instruments:

	•	credit risk
	•	liquidity risk
	•	market risk

This note presents information about the Company’s exposure to each of the above risks, the Company’s objectives, policies and processes for measuring and managing risk, and the Company’s management of capital. Further quantitative disclosures are included throughout these consolidated financial statements.

Risk Management Framework

The Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework. The Company’s Audit Committee oversees how management monitors compliance with the Company’s risk management policies and procedures, and reviews the adequacy of the risk management framework in relation to the risks faced by the Company.

March 7, 2013

Notes to Consolidated Financial Statements (Expressed in Thousands of United States Dollars, Except per Share Information) Years Ended December 31, 2012 and 2011

14.	Financial risk management (continued):

The Company’s risk management policies are established to identify and analyze the risks faced by the Company, to set appropriate risk limits and controls, and to monitor risks and adherence to limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and the Company’s activities. The Company, through its training and management standards and procedures, aims to develop a disciplined and constructive control environment in which all employees understand their roles and obligations.

Liquidity Risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation.

Financial Risk

The Company’s financial liabilities at December 31, 2012 and 2011 includes accounts payable and accrued liabilities all of which are due within 6 months or less. The long-term liability consists of the SARS long-term portion, severance and reclamation provision.

			Over	December 31,	December 31,
	1 year	2-5 years	5 years	2012	2011
Accounts payable and accrued liabilities	$16,925	$-	$-	$16,925	$9,811
Lease agreements for rental of office facilities	576	315	-	891	1,348
Commitment to purchase equipment, services, materials and supplies	65,366	-	-	65,366	58,403
Other long-term liabilities	-	1,030	-	1,030	540
Reclamation and closure cost obligations	-	-	3,691	3,691	-
Total	$82,867	$1,345	$3,691	$87,903	$70,102

As at December 31, 2012, the Company has outstanding commitments to purchase equipment, services, materials and supplies as follows:

December 31,
2012
Plant construction and equipment	$50,779
Underground and surface equipment	6,028
Mine development consumables	7,448
Services and others	1,077
Business system implementation	34
Total commitments	$65,366

March 7, 2013

Notes to Consolidated Financial Statements (Expressed in Thousands of United States Dollars, Except per Share Information) Years Ended December 31, 2012 and 2011

14.	Financial risk management (continued):

Permitting Risk

In the ordinary course of business, mining companies are required to seek approvals and permits, Escobal is the Company’s sole project, and failure to obtain the exploitation permit in time for mill commissioning would have a material adverse effect on the Company’s business, and could create liquidity challenges. There can be no assurance as to when or if the necessary exploitation permit will be granted.

Credit Risk

Credit risk is the risk of financial loss to the Company if a counter-party to a financial instrument fails to meet its contractual obligations.

The Company holds the majority of its cash and cash equivalents in CAN and USD with large reputable financial institutions in Canada.

Market Risk

Market risk is the risk that changes in market prices, such as foreign exchange and interest rates will affect the value of the Company’s holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing return.

Foreign Exchange Risk

The Company is exposed to currency risk on cash and cash equivalents and accounts payable that are denominated in a currency other than the respective functional currency of Company entities which is the US$. To minimize risk, the Company’s funds are kept in highly liquid instruments such as commercial paper and time deposits. The Company also contracts for goods and services mainly in US$ currency. At December 31, 2012, the Company has converted substantially all of CAN$ to US$ to minimize exchange rate risk during the construction period.

	December 31,	December 31,
	2012	2011
Cash and cash equivalents in US$	$163,518	$49,799
Cash in CAN$	458	299,255
Cash in other currencies	585	783
Total Cash and Cash Equivalents	$164,561	$349,837

March 7, 2013

Notes to Consolidated Financial Statements (Expressed in Thousands of United States Dollars, Except per Share Information) Years Ended December 31, 2012 and 2011

14.	Financial risk management (continued):

Cash and cash equivalents comprise cash balances and deposits with maturities of 90 days or less and Guarantee Investment Certificates (GICs) callable on demand.

	December 31,	December 31,
Cash and Cash Equivalents	2012	2011
Cash in US$	$146,585	$138,315
Cash equivalents	17,975	211,522
Total Cash and Cash Equivalents	$164,561	$349,837

Interest Rate Risk

At the reporting date, the Company’s interest-bearing financial instruments are related to cash and cash equivalents only.

15.	Income Tax

Income Tax Expense

	Year Ended	Year Ended
	December 31,	December 31,
Income tax expense (benefit)	2012	2011
Current period	$-	$601
Adjustment for prior periods	(310)	(195)
Total income tax expense (benefit)	$(310)	$406

The reconciliation of income taxes at statutory rates with the reported taxes is as follows:

	Year Ended	Year Ended
	December 31,	December 31,
	2012	2011
Loss before income taxes	$(93,763)	$(68,760)
Statutory tax rate	25.0%	26.5%
Income tax expense (benefit)	(23,441)	(18,221)
Reconciling items:
Difference between statutory and foreign tax rates	14,628	9,260
Deductible share based payments	(880)	(282)
Non-taxable portion of capital loss (gain)	(609)	1,235
Non-deductible expenses	10,314	1,031
Change in unrecognized deferred tax assets	173	2,933
Other	(495)	4,450
Income tax expense (benefit)	$(310)	$406

March 7, 2013

Notes to Consolidated Financial Statements (Expressed in Thousands of United States Dollars, Except per Share Information) Years Ended December 31, 2012 and 2011

15.	Income Tax (continued): Deferred Tax Assets and Liabilities

Deductible temporary differences for which no deferred tax assets are recognized:

	December 31,	December 31,
	2012	2011
Tax losses and tax credits	$27,382	$19,808
Deductible temporary differences:
Ending cumulative eligible capital	1,209	878
Financing costs	13,641	20,404
Total	$42,232	$41,090

Effective January 1, 2012, the Canadian Federal corporate tax rate decreased from 16.5% to 15% and the British Columbia provincial tax rate remained at 10%.

Tax losses and tax credits

As at December 31, 2012, the Company had $27,382 of tax losses (2011: $19,808) for which none (2011: $nil) have been recognized as deferred tax assets. The Company recognizes the benefit of tax losses only to the extent of anticipated future taxable income in relevant jurisdictions. The gross amount of tax losses carried forward will begin to expire in 2030.

March 7, 2013